FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Northern Peru Copper Corp. (the “Company”)

1550 – 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

September 11, 2007

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on September 11, 2007 at Vancouver, British Columbia and distributed through the facilities of MarketWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announces that it has drilled the highest grade gold mineralization to date at the Hilorico gold deposit located in the Yanacocha district of northern Peru.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 11th day of September, 2007.

“Signed”

Robert Pirooz

1550-625 HOWE STREET, VANCOUVER, B.C.  CANADA  V6C 2T6

TEL. 604.687-0407  FAX.  604.687-7041

NEWS RELEASE
TSX - NOC
September 11, 2007	NR:07-12

Northern Peru intercepts 40m @ 3.09 grams/tonne gold at Hilorico

Vancouver, British Columbia – Northern Peru Copper Corp. is pleased to announce that it has drilled the highest grade gold mineralization to date at the Hilorico gold deposit located in the Yanacocha district of northern Peru.  Hole HR-07-31 intercepted 40 meters grading 3.09 grams/tonne Au from 178 to 218 meters within a wider intercept of 122.6 meters grading 1.57 grams/tonne gold from 111.4 to 234m in brecciated quartzites with a sulfide matrix.  The hole is a step out hole to depth on the southern margin of the deposit and the interval is open in this direction.

Marshall Koval, President & CEO, said: “The grade and thickness of this intercept is significantly higher than that previously encountered at Hilorico and justifies the Company focusing additional exploration on the sulfide part of the Hilorico deposit. A new drill program has been initiated at Hilorico to evaluate the potential extensions of this higher grade intersection.”

Hilorico is located in northern Peru approximately one kilometre from the Company’s large, feasibility stage Galeno copper-gold-molybdenum-silver project and 16km from Yanacocha, South America’s largest gold mine.

To date, the Company has drilled 10,478 meters in 32 holes at Hilorico, including one drilled by a previous operator.  The table below shows the new results as well as the results of four other recently drilled holes.

Hole No.	From	To	Interval	Au	Ag	Comments
	(meters)	(meters)	(meters)	(g/t)	(g/t)
HR-06-27	134	138	4	0.99	7.7	4.46% Zn
HR-06-28	10	120	110	0.62	1.3	Oxide
and	268	273	5	0.61	11.3	4.30% Zn
HR-06-29	17.8	24.6	6.8	9.99	6.9	Oxide, includes 26.5 g/t Au / 2m
and	120	129.3	9.3	0.86	1.8	Oxide
and	166	220	66	1.62	5.5	Sulphide
and	242	260	18	1.17	2.4	Sulphide
HR-06-30	30.7	90.3	59.6	2.02	47.0	Oxide, includes 41.2 g/t Au / 2m
and	242.3	298	55.7	0.31	32.2	Sulphide
and	340	344	4	0.35	3.2	6.35% Zn, 1.8% Pb
HR-07-31	111.4	234	122.6	1.57	13.6	Sulphide
including	178	218	40	3.09	7.9	Sulphide

- All sample intervals contain samples no shorter than 0.6 meters and no longer than 2.40m.

- For intervals noted as being Oxide a 0.3g/t Au cut off grade was used and for Sulphide intervals a cut off grade of 0.5g/t Au was applied.

  Internal dilution does not exceed 37% in any interval and it has been noted where individual samples returned more than 10g/t Au.

- For intervals where zinc is quoted a 3% zinc cut off was used and there is no internal dilution.

- Insufficient information is available to calculate true width of intercepts.

The current NI 43-101 mineral resource estimate completed in January 2007 and based on assay results from 8,656 meters of drilling in 27 diamond drill holes estimated an inferred oxide resource of 19.4 million tonnes grading 0.65 grams per tonne gold and 3.3 grams per tonne silver at a cut off grade of 0.30 grams per tonne gold (407,000 ounces gold; 2.1 million ounces silver). In addition an inferred sulphide resource of 21.3 million tonnes grading 0.93 grams per tonne gold and 4.8 grams per tonne silver was estimated using a cut off grade of 0.50 grams per tonne gold (641,000 ounces gold; 3.3 million ounces silver). The different cut-off grades used for oxide and sulphide gold mineralization reflect the different potential operating costs of processing these ore types.

The resource estimate is classified as an Inferred Mineral Resource, consistent with the CIMM definitions referred to in National Instrument 43-101 (NI 43-101). Robert Sim, P.Geo., from Norwest Corporation and a Qualified Person as defined by NI 43-101, is responsible for the mineral resource estimate.

Marshall Koval, P.Geo, is the Qualified Person as defined by National Instrument 43-101 for the Galeno Project.  Jeff O’Toole, a geologist with over 25 years of experience is supervising the quality control and quality assurance program on site.  Logging and sampling are completed in Northern Peru’s secure facility located at the project.  The drill cores are mechanically split on site and samples are transported to the ALS Chemex facility in Lima for sample preparation and analysis. Northern Peru inserts standards, blanks and duplicates selected on a random basis into the sample stream and sends 5% of the sample pulps to check laboratories in Vancouver.

NORTHERN PERU COPPER CORP	For further information contact:
David Strang, VP Corporate Development
Signed: “Marshall Koval”	dstrang@northernperu.com
tel: + 604 687 0407
Marshall Koval, CEO & President	fax: + 604 687 7041

CAUTION REGARDING FORWARD LOOKING STATEMENTS: This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts that address future production or resource potential, exploration drilling, exploitation activities and events or developments that Northern Peru expects to occur, are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include fluctuations in commodity prices, exploration successes, and continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this [website or press release or relevant disclosure document], such as “measured resources”, “indicated resources”, and “inferred resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form File No. 20F, which may be secured from us, or from the SEC’s website at

http://www.sec.gov/edgar.shtml.

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@northernperu.com      www.northernperu.com     T: 604 687 0407    F: 604 687 7041